Morgan Stanley Dean Witter Charter Series
Monthly Report
September 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of September 30, 2000 was as follows:

Funds                    N.A.V.                       % change for month
Charter Graham           $  9.22                           -1.63%
Charter Millburn         $  8.21                           -2.28%
Charter Welton           $  7.09                           -7.24%

In general, the performance disparity between the Funds in the Charter Series is due to the portfolio structure and trading philosophy unique to each fund. Charter Welton experienced losses in all market sectors, with the most difficult being the global interest rate futures and stock index futures markets. Charter Millburn posted losses primarily from the global interest rate futures markets and energies, while generating gains in currencies. Charter Graham recorded losses generally in soft commodities and global interest rate futures, while experiencing gains in currencies and energies.

Charter Graham

The Fund decreased in value predominately due to losses incurred in the global interest rate futures markets from long US interest rate futures positions as domestic bond prices reversed lower amid higher oil prices coupled with disappointing budget surplus data causing investors to shift to corporate and shorter-term debt instruments. In the soft commodities markets, losses were incurred from long sugar positions as its value declined to its lowest level in several months. Additional losses were experienced in the global stock index futures markets from long positions in S&P 500 Index and NASDAQ 100 Index futures as prices fell on technology stock jitters and fears of an continuous increase in oil prices. A portion of these losses was offset by gains recorded in the metals markets from long positions in copper futures as prices rose higher during mid-month due to a rise in COMEX copper stocks and from long gold futures positions as prices increased on news that inflation was inadvertently understated this year. Gains were recorded from long natural gas futures positions as prices increased on supply and storage concerns. Currency gains recorded earlier in the month from short positions in the Australian and Canadian dollar as their values weakened relative to the U.S. dollar more than offset losses from long Mexican peso positions.

Charter Millburn

The Fund decreased in value primarily due to losses experienced in the global interest rate futures markets from short positions in Japanese government bond futures as prices surged and long-term interest rates dropped during mid-month as investors sought refuge from recent drops in US and Japanese stock prices. Additional losses were experienced from long positions in crude oil and its refined products as energy prices decreased as the continuous upward price trends experienced earlier in the month reversed sharply lower on September 22nd after President Clinton ordered the release of 30 million barrels of oil from the Strategic Petroleum Reserve. These energy losses were partially offset by gains recorded from long natural gas futures positions as prices increased on supply and storage concerns. Smaller gains recorded from short Thai baht positions, as its value fell sharply versus the U.S. dollar on investor concerns over political developments in Indonesia, offset a portion of Fund losses for the month.


Charter Welton

The Fund decreased in value predominately due to losses recorded in the global interest rate futures markets from long positions in U.S. interest rate futures, particularly the 30-year U.S. Treasury bond futures, as domestic bond prices reversed lower during mid-month amid steep oil prices and disappointing budget surplus data that prompted investors to shift into shorter-dated instruments and corporate debt. Additional losses resulted from long positions in Australian interest rate futures, as prices declined during mid-month following the pattern set by U.S. Treasurys, and from short positions in Japanese government bond futures positions as prices surged early in the month as investors sought refuge from declining U.S. and Japanese stock prices. Additional losses were experienced in the global stock index futures markets from long positions in S&P 500 Index and NASDAQ 100 Index futures as prices fell on technology stock jitters and fears of a continuous increase in oil prices. Losses were also experienced from long futures positions in crude oil and its refined products as the continuous upward price trends, experienced earlier in the month in energies, reversed sharply lower on September 22nd after President Clinton ordered the release of 30 million barrels of oil from the Strategic Petroleum Reserve. These energy losses were partially offset by gains recorded from long natural gas futures positions as prices increased on supply and storage concerns.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd, Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (10 months)                2.9%
2000 (9 months)               -10.4%

Inception-to-Date Return:      -7.8%
Annualized Return:        -5.0%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (9 months)                        -11.5%

Inception-to-Date Return:                  - 17.9%
Annualized Return:                -11.7%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000 (9 months)                -20.6%

Inception-to-Date Return:           -29.1%
Annualized Return:       - 19.5%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended September 30, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of                    Percent of
                                        September 1, 2000             September
1, 2000
Beginning                                              Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      1,549,886              7.24
(409,468)                        (1.69)
  Net change in unrealized     (1,846,800)            (8.62)
(89,172)                         (0.37)

  Total Trading Results          (296,914)            (1.38)
(498,640)                        (2.06)
Interest Income (DWR)             109,027              0.51
128,515                           0.53

  Total Revenues                 (187,887)            (0.87)
(370,125)                        (1.53)

EXPENSES
Brokerage fees (DWR)              124,928              0.59
140,919                           0.58
Management fees                    35,693              0.17
40,262                            0.17

  Total Expenses                  160,621              0.76
181,181                           0.75

NET LOSS                         (348,508)            (1.63)
(551,306)                        (2.28)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  September 1, 2000    2,285,545.259  21,416,196     9.37
2,874,916.676   24,157,514     8.40
Net Loss                      -         (348,508)   (0.15)                    -
(551,306)                     (0.19)
Redemptions              (28,081.236)   (258,909)    9.22
(41,483.313)    (340,578)      8.21
Subscriptions             43,091.214     397,301     9.22
43,701.095      358,786        8.21

Net Asset Value,
  September 30, 2000   2,300,555.237  21,206,080     9.22
2,877,134.458   23,624,416     8.21
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended September 30, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        September 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                        457,407       2.12
  Net change in unrealized     (1,968,438)     (9.11)

  Total Trading Results        (1,511,031)            (6.99)
Interest Income (DWR)             109,103              0.50

  Total Revenues               (1,401,928)            (6.49)

EXPENSES
Brokerage fees (DWR)              126,016              0.58
Management fees                    36,005              0.17

  Total Expenses                  162,021              0.75

NET LOSS                       (1,563,949)            (7.24)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  September 1, 2000    2,824,551.719    21,602,763          7.65
Net Loss                        -       (1,563,949)        (0.56)
Redemptions              (38,717.912)   (274,510)      7.09
Subscriptions             50,481.524     357,914       7.09

Net Asset Value,
  September 30, 2000   2,836,315.331  20,122,218        7.09

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnerships' Net Assets maintained in trading accounts at Carr. DWR in turn credits each Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.